UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM SD
Specialized Disclosure Report
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RUDOLPH TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)
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Delaware	000-27965	22-3531208
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
One Rudolph Road, PO Box 1000, Flanders, New Jersey 07836
(Address of principal executive offices, including zip code)

Steven R. Roth: (973) 691-1300
(Name and telephone number, including area code, of the person to contact in connection with this report)
___________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report
This Form SD of Rudolph Technologies, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.  The Company conducted an analysis of its products and determined that certain products contain one or more “conflict minerals” as defined by the Securities and Exchange Commission (“SEC”) in Item 1.01(d)(3) of Form SD. After exercising due diligence, the Company is unable to determine whether or not such products qualify as DRC conflict free, and as a result, these products are “DRC conflict undeterminable” as defined in Item 1.01(d)(5) of Form SD.

Conflict Minerals Disclosure
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this report and is publicly available at http://www.rudolphtech.com/assets/uploads/ConflictMineralsReport.pdf.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Rudolph Technologies, Inc.

Date:	May 27, 2015	By:	/s/ Steven R. Roth
Steven R. Roth
Senior Vice President, Chief Financial Officer and Principal Accounting Officer